

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

Brian Murphy
Chief Executive Officer
NanoVibronix, Inc.
969 Pruitt Place
Tyler, TX 75703

> **Re: NanoVibronix, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 14, 2025**
> **File No. 333-284973**

Dear Brian Murphy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:     Alla Digilova, Esq.